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Filed pursuant to Rule 424(b)(3)
Registration No. 333-97821

PROSPECTUS
August 19, 2002

1,067,434 Shares

POLYCOM, INC.

COMMON STOCK

        This prospectus relates to the public offering, which is not being underwritten, of up to 1,067,434 shares of our common stock, which may be offered from time to time by certain of our stockholders or by their pledgees, donees, transferees or other successors in interest who receive such shares as a gift, partnership distribution or other non-sale related transfer. All of these shares were issued or will be issued upon exchange of certain exchangeable shares of Polycom Nova Scotia Limited, our wholly-owned subsidiary. The exchangeable shares of Polycom Nova Scotia Limited were issued in connection with our acquisition of the outstanding capital stock of Circa Communications Ltd. in April 2001.

        These selling stockholders may sell these shares from time to time on the over-the-counter market in regular brokerage transactions, in transactions directly with market makers or in privately negotiated transactions. For additional information on the methods of sale that may be used by the selling stockholders, see the section entitled "Plan of Distribution" on page 19. The prices at which the selling stockholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any of the proceeds from the sale of these shares. We will bear the costs relating to the registration of these shares.

        Our common stock is listed on the Nasdaq National Market under the symbol "PLCM." On August 16, 2002, the reported last sale price of our common stock on the Nasdaq National Market was $10.54 per share.

        INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 1.

        NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

August 19, 2002

        You should rely only on the information contained or incorporated by reference in this prospectus and in any accompanying prospectus supplement. We have not authorized anyone to provide you with different information.

        The shares of common stock are not being offered in any jurisdiction where the offer is not permitted.

        You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of the documents.

        In this prospectus "Polycom," "we," "us" and "our" refer to Polycom, Inc. and its subsidiaries, and "selling stockholders" refer to those individuals and entities set forth in the table on page 18.

THE COMPANY

        We develop, manufacture, market and service a comprehensive line of high-quality, easy-to-use communications equipment that enables enterprise users to more effectively conduct video, voice and data communications. We provide an end-to-end solution that includes enterprise video and voice communications end-points, network systems products, network access products, and services. Our enterprise video and voice communications products enable businesses and other organizations to easily communicate with employees, customers, and partners, regardless of location. Our network systems products include bridges, multi-network gateways and call processing servers that enable communications across and between different types of networks and end-points. Our network access products, including integrated access devices, or IADs, and routers, enable small and medium-sized businesses to easily and cost-effectively access broadband voice and data services. The breadth of our product offering enables us to provide our customers with a comprehensive, end-to-end communications solution, which spans the desktop, meeting room and enterprise or service provider network.

        Our products are unified under The Polycom Accelerated Communications Architecture, a framework of common technology principles and objectives for intelligent, standards-based communications. This architecture is designed to facilitate interoperability among systems in a multi-vendor environment, leverage common features across a variety of products and streamline management processes. Because it is based on open standards and supports a wide range of communications protocols, the architecture helps our customers protect their existing and future investments in a converged communications infrastructure. The Polycom Accelerated Communications Architecture serves as the enabling platform for The Polycom Office, our model of a unified communications environment for employees, customers and business partners to communicate in a dispersed workplace.

        We have established partnerships with leading communications and technology firms to assist us in developing, marketing, distributing and manufacturing our products. For example, we have agreements with Alcatel, Cisco Systems and Intel, to develop and market voice-over-IP, or VoIP, communications products and have formed other strategic relationships with leading companies such as Avaya, Lucent Technologies, Nortel Networks and Siemens. We sell our products through a network of over 250 channel partners, including leading communications service providers, communications equipment providers, value-added resellers, distributors and retailers. We manufacture our products through a low-cost, outsourced model optimized for quality, reliability and fulfillment agility.

        We were incorporated in December 1990 in Delaware. Our principal executive offices are located at 4750 Willow Road, Pleasanton, California 94588, and our telephone number at this location is (925) 924-6000. Our World Wide Web address is www.polycom.com. Information on our website does not constitute a part of this prospectus.

        Polycom and the Polycom logo are registered trademarks of Polycom, Inc. This prospectus also includes other trade names, trademarks and service marks of us and of other companies.

RISK FACTORS

        YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW BEFORE MAKING AN INVESTMENT DECISION. IN ADDITION, THESE RISKS ARE NOT THE ONLY ONES WE FACE. ADDITIONAL RISKS WE ARE NOT PRESENTLY AWARE OF OR THAT WE CURRENTLY BELIEVE ARE IMMATERIAL MAY ALSO IMPAIR OUR BUSINESS OPERATIONS. OUR BUSINESS COULD BE HARMED BY ANY OF THESE RISKS. THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE DUE TO ANY OF THESE RISKS, AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT. IN ASSESSING THESE RISKS, YOU SHOULD ALSO REFER TO THE OTHER INFORMATION CONTAINED OR

INCORPORATED BY REFERENCE IN THIS PROSPECTUS, INCLUDING OUR CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES.

Our quarterly operating results may fluctuate significantly and are not a good indicator of future performance.

        Our quarterly operating results have fluctuated significantly in the past and may vary significantly in the future as a result of a number of factors, many of which are out of our control. These factors include:

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  changes in general economic conditions, as has been the case recently with the economic downturn and uncertainty in technology industries, and specific economic conditions prevailing in the communications industry and other technology industries;

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  the near and long-term impact of terrorist attacks and incidents, the military response to those attacks and any future terrorism or responses to such terrorism;

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  the timing and size of the orders for our products;

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  changes to our channel partner contracts or channel partner strategy, resulting in a loss of channel partners or a reduction of channel partner orders;

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  our distribution channels reducing their inventory levels;

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  slowing sales by our channel partners to their customers which places further pressure on our channel partners to minimize inventory levels and reduce purchases of our products;

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  the level and mix of inventory that we hold to meet future demand;

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  further delays in the rollout of digital subscriber line, or DSL, technology or the failure of such rollout to occur;

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  market acceptance of new product introductions and product enhancements by us or our competitors;

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  the impact of the unstable political situation and recent military action by the Israeli government and other hostilities in the Middle East and their impact on our Israeli operations;

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  the prices of our products and those of our competitors;

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  the mix of products we sell;

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  fluctuations in the level of international sales and our exposure to international currency fluctuations;

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  the cost and availability of components;

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  manufacturing costs;

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  the level and cost of warranty claims;

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  changes in our distribution network;

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  the impact of disruptions at the sites of our primary manufacturing partners in Thailand and Israel due to any reason;

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  the impact of seasonality on our various product lines and geographic regions; and

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  the level of royalties we must pay to third parties.

        We experienced sequential quarterly revenue growth from 1998 through 2000. Since that time we have experienced fluctuations in our quarterly operating results due to these or other factors. These and other factors could further prevent us from attaining or sustaining sequential quarterly growth or meeting our expectations, and investors should not use our past results to predict future operating margins and results. For example, we experienced sequential quarterly revenue decreases in the second quarter of 2002, primarily related to video communications product revenue, and the first three quarters of fiscal 2001. In addition, we incurred a significant net loss in 2001 due to charges related to acquisitions completed in that year.

        As a result of these and other factors, we believe that period-to-period comparisons of our historical results of operations are not a good predictor of our future performance. If our future operating results are below the expectations of stock market securities analysts or investors, our stock price will decline.

Because a disproportionate amount of our sales occur at the end of a quarter, our operating results are unpredictable.

  The timing of our customer orders and product shipments can harm our operating results.

        Our quarterly revenues and operating results depend upon the volume and timing of customer orders received during a given quarter and the percentage of each order that we are able to ship and recognize as revenue during each quarter, each of which is extremely difficult to forecast. Moreover, the majority of our orders in a given quarter historically have been shipped in the last month of that quarter and sometimes in the last few weeks of the quarter. This trend is likely to continue, and any failure or delay in the closing of orders during the last part of a quarter would materially harm our operating results, as occurred in the second quarter of 2002. Furthermore, due to this trend, we may be unable to ship products in the period we receive the order, which would have an adverse impact in our operating results. In such events, the price of our common stock would decline.

  Difficulty in estimating customer orders can harm our operating results.

        We typically ship products within a short time after we receive an order and historically have had no material backlog. Therefore, backlog is not a good indicator of future net revenues. As a result, net revenues for any particular quarter are extremely difficult to predict. Additionally, orders from our channel partners are based on the level of demand from end-users. The uncertainty of end-user demand means that any quarter could be significantly negatively impacted by lower end-user orders which could in turn negatively affect orders we receive from our channel partners. Accordingly, our expectations for both short and long-term future net revenues are based almost exclusively on our own estimate of future demand and not on firm channel partner orders. Our expense levels are based in part on these estimates. Because we receive a majority of our channel partner orders in the last month of a quarter and often in the last few weeks of the quarter, we are limited in our ability to reduce expenses quickly if for any reason orders and net revenues do not meet our expectations in a particular period. Accordingly, any significant shortfall in demand for our products in relation to our expectations would have an adverse impact in our operating results.

General economic conditions may reduce our revenues and harm our business.

        As our business has grown, we have become increasingly exposed to adverse changes in general economic conditions which can result in reductions in capital expenditures by end-user customers of our products, longer sales cycles, deferral or delay of purchase commitments for our products and increased price competition. These factors adversely impacted our operating results in 2001, where we experienced a sequential revenue decrease in each of the first three quarters. We also experienced a sequential revenue decrease in the second quarter of 2002. The remainder of 2002 is subject to similar risks, particularly if the current economic downturn and uncertainty in technology spending continues.

        In addition, we also face the risk that our channel partners have built up inventories in anticipation of a growth in sales. If such sales growth does not occur as anticipated by these channel partners for any reason, including the continuation of the current economic downturn and uncertainty in technology spending throughout the remainder of 2002, these channel partners may substantially decrease the amount of product they order from us in subsequent periods, or product returns may exceed historical or predicted levels which would harm our business. For example, our channel partners reduced their inventory levels during 2001 in anticipation of lower end-user demand. During the second quarter of 2002 our channel partners' video inventory was up slightly, while voice inventory decreased slightly over the first quarter of 2002. Our channel partners may reduce their inventory levels for the remainder of 2002, depending on end-user demand.

We face risks related to our dependence on channel partners to sell our products.

  We are subject to risks associated with our channel partners' product inventories and product sell-through.

        We sell a significant amount of our products to channel partners who maintain their own inventory of our products for sale to dealers and end-users. A substantial percentage of our total products sold during a particular quarter consist of channel partner stocking orders. We often provide special cost or early payment incentives for channel partners to purchase the minimum or more than the minimum quantities contemplated under their agreements with us. If these channel partners are unable to sell an adequate amount of their inventory of our products in a given quarter to dealers and end-users or if channel partners decide to decrease their inventories for any reason, such as the current economic downturn and uncertainty in technology industries, the volume of our sales to these channel partners and our net revenues would be negatively affected. For example, the economic downturn negatively affected our business and operating results in 2001 and in the second quarter of 2002. If these conditions continue in the future, our business and operating results will continue to be negatively affected. Moreover, if we choose to eliminate or reduce stocking incentive programs, quarterly revenues may fail to meet our expectations or be lower than historical levels.

        In addition, we are continuing to implement a channel partner certification program. Our channel partners may refuse or delay acceptance of this program, which could cause us to lose channel partners or result in their delay or refusal to order our products. If any of these results were to occur, our business and results of operations would be harmed.

        Our revenue estimates are based largely on end-user sales reports that our channel partners provide to us on a monthly basis. To date, we believe this data has been generally accurate in North America but less reliable outside of this region. To the extent that this sales-out and channel inventory data is inaccurate in either North America or outside of North America, we may not be able to make revenue estimates for future periods.

        A major contributor to the expected growth of the broadband distribution market has been the deployment of DSL. Beginning in the second half of 2000 and continuing through the second quarter of 2002, DSL providers experienced delays in delivering their service which caused financial troubles for these companies. These DSL providers are customers of our network access products through original equipment manufacturers we use as channel partners. These service delays slowed the expected growth in this market which in turn materially decreased sales of our network access products which sequentially decreased in each quarter of 2001. If these conditions persist, they will continue to negatively impact revenues from our network access products.

  We are subject to risks associated with the success of the businesses of our channel partners.

        Many of our channel partners that carry multiple Polycom products, and from whom we derive significant revenues, are undercapitalized. The failure of these businesses to establish and sustain profitability or obtain financing could have a significant negative effect on our future revenue levels and profitability and our ability to collect our receivables. The current economic downturn and uncertainty in technology spending in the United States and other regions could cause more of our customers' businesses to suffer or fail which would harm our business.

        Our business would also be harmed if our large channel partners were affected by the current economic downturn and uncertainty in technology spending. For example, Lucent Technologies, historically one of our larger channel partners, accounted for 11% of our net revenues in the three months ended December 31, 2000, primarily related to Lucent's purchases of our network access products during that period, and 10% of net revenues in both 1999 and 1998. In 2001, the amount of orders we received from Lucent dropped significantly which had a negative effect on our revenues and profitability.

  To avoid confusion among our channel partners regarding our product offerings, we need to devote significant resources to educating and training them.

        When we take any significant actions regarding our product offerings, it is important to educate and train our channel partners to avoid any confusion. For example, when we began shipping the ViewStation FX product, the timing of this delivery date likely created confusion in our channel partner customer base and the end-user customer market as these groups waited to see if this new ViewStation product was more desirable than the existing products. Therefore, the timing of this new product release likely had a negative effect on our sales-in to channel partners and sales-out to end-users. We cannot assure you that a similar situation will not happen again.

        In addition, we acquired PictureTel Corporation, or PictureTel, in October 2001, and integrating PictureTel's product offerings with ours has created confusion among our channel partners. We will need to continue to devote significant resources to educate and train our channel partners about our combined product offerings. Ongoing confusion may lead to delays in ordering our products which would negatively affect our revenues.

  Conflicts with our channel partners could hurt sales of our products.

        We have various OEM agreements with major telecommunications equipment manufacturers, such as Avaya, Cisco Systems, Lucent Technologies and Nortel Networks, whereby we manufacture our products to work with the equipment of the OEM. These relationships can create channel conflicts with our other channel partners who directly compete with our OEM partners which could adversely affect revenues from these other channel partners. Because many of our channel partners also sell equipment that competes with our products, these channel partners could devote more attention to these other products which could harm our business. For example, a significant amount of our network systems revenues in 2001 were generated from sales to Tandberg, Sony and VCON, which compete with us in the video communications product market. Due to this conflict, they have significantly reduced their orders of our network systems products in the first six months of 2002, which has slowed the growth rate of this product line. Further, other channel conflicts could arise which cause channel partners to devote resources to other non-Polycom communications equipment which would negatively affect our business or results of operations.

        Some of our current and future products are directly competitive with the products of our channel and strategic partners. For example, we have an agreement with Cisco Systems under which our Acoustic Clarity Technology is included in VoIP end-points sold by Cisco Systems. During the first quarter of 2002, we introduced a VoIP end-point under the Polycom brand that incorporates technology we license from Cisco Systems. This product competes directly with the VoIP products sold by Cisco Systems. In addition, our network access products are directly competitive with products produced by Siemens, a strategic channel partner of our video communications products. As a consequence of conflicts such as these, competition with our partners in all of the markets in which we operate is likely to increase, potentially resulting in strains on our existing relationships with these companies. Any such strain could limit the potential contribution of our strategic relationships to our business, restrict our ability to form strategic relationships with these companies in the future and create additional competitive pressures on us, any of which could harm our business.

  Our channel partner contracts are typically short-term and early termination of these contracts may harm our results of operations.

        We do not typically enter into long-term contracts with our channel partner customers, and we cannot be certain as to future order levels from our channel partner customers. When we do enter into a long-term contract, the contract is generally terminable at the convenience of the customer. In the event of an early termination by one of our major channel partner customers, it is unlikely that we will be able to rapidly replace that revenue source which would harm our results of operations. Any loss of these channel partners could harm our results of operations.

We experience seasonal fluctuations in our revenues.

        Sales of some of our products have experienced seasonal fluctuations which have affected sequential growth rates for these products, particularly in our third and first quarters. For example, there was a slowdown in the third quarter of 2001 for sales of our products in the European region. In addition, sales of our video communications products have typically declined in the first quarter of the year compared to the fourth quarter of the prior year. Even though our revenues sequentially increased in the first quarter of 2002 from the fourth quarter of 2001, seasonal fluctuations could negatively affect our business which could cause our operating results to fall short of anticipated results for such quarters.

Difficulties in integrating our acquisitions could adversely impact our business.

  Our acquisition of PictureTel could adversely impact our business.

        We completed the acquisition of PictureTel in October 2001. The PictureTel acquisition is the largest acquisition we have completed, and the complex process of integrating PictureTel has required significant resources. Failure to achieve the anticipated benefits of this acquisition or to successfully integrate the operations of PictureTel could harm our business, results of operations and cash flows. We may not realize the benefits we anticipate from this acquisition because of ongoing significant challenges including:

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  expected synergy benefits from the acquisition, such as lower costs, may not be realized or may be realized more slowly than anticipated, particularly with regard to costs associated with a reduction in headcount and facilities;

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  potentially incompatible cultural differences between the two companies;

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  geographic dispersion of operations;

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  generating market demand for an expanded product line that includes PC-based systems and collaboration-intensive applications;

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  some of PictureTel's suppliers, channel partners, customers and licensors are our competitors or work with our competitors and, as a result, may terminate their business relationships with us;

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  the difficulty of leveraging PictureTel's and our combined technologies and capabilities across all product lines and customer bases; and

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  our inability to retain previous PictureTel customers or employees.

        We have incurred significant costs and committed significant management time integrating PictureTel's operations, technology, development programs, products, information systems, customers and personnel. Although the integration of PictureTel is substantially complete, we will continue to incur cash outflows and additional costs in completing the integration process, such as:

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  identifying duplicative or redundant resources and facilities, developing plans for resource consolidation and implementing those plans;

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  fees and expenses of professionals and consultants involved in completing the integration process;

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  settling existing PictureTel liabilities;

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  costs associated with vacating, subleasing and closing facilities and terminating leases;

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  employee relocation, redeployment or severance costs; and

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  upgrading our customer service information systems to accommodate PictureTel's larger customer service function.

        Further, we have a significant liability of approximately $23.3 million at June 30, 2002 related to vacant and redundant facilities in connection with our acquisition of PictureTel which is net of estimated sublease income we expect to generate. Our estimate of sublease income is based on current comparable rates for leases in the respective markets. If actual sublease income is lower than our estimates for any reason, if it takes us longer than we estimated to sublease these facilities, or if the associated cost of subleasing or terminating our lease obligations for these facilities is greater than we estimated, we would incur additional charges to operations which would harm our business, results of operations and cash flows. In addition, until our vacated and redundant facilities are subleased or the lease obligations for these facilities are terminated, we will continue to pay the contractual lease and facility operating expense obligations without any sublease income to offset these costs. Further, in the event that we agree to sublease a facility or terminate a lease obligation through a lease buyout or other means, we may incur a material cash outflow up to and potentially exceeding our recorded liability at the time of such transaction, which would harm our cash flows. To the extent that any such cash outflows or additional costs exceed the amount of our recorded liability related to the sublease or termination of these lease obligations, we could incur a charge to operations which would harm our business and adversely impact our results of operations.

  Difficulties in integrating past or future acquisitions could adversely affect our business.

        The efficient and effective integration of our acquired businesses into our organization is critical to our growth. As a result, we have spent and will continue to spend significant resources identifying and acquiring businesses. In addition to PictureTel, we acquired the following businesses in our last fiscal year: Atlanta Signal Processors, Incorporated, or ASPI, in November 2001, Circa Communications, Ltd., or Circa, in April 2001 and Accord Networks Ltd., or Accord, in February 2001. Further, we acquired MeetU.com, Inc., or MeetU, in June 2002. These acquisitions involve numerous risks including difficulties in integrating the operations, technologies and products of the acquired companies, the diversion of our management's attention from other business concerns and the potential loss of key employees of the acquired companies. Failure to achieve the anticipated benefits of these acquisitions or to successfully integrate the operations of the companies we acquire could also harm our business, results of operations and cash flows.

        We may make additional acquisitions in the future. Failure to achieve the anticipated benefits of any future acquisition could also harm our business, results of operations and cash flows. Additionally, we cannot assure you that we will not incur material charges in future quarters to reflect additional costs associated with any future acquisitions we may make.

Difficulties we may encounter managing a substantially larger business could adversely affect our operating results.

  We experienced significant growth in our business and operations during the last four years, and if we do not appropriately manage this growth and any future growth, our operating results will be negatively affected.

        Our business has grown in recent years through both internal expansion and business acquisitions, and continued growth may cause a significant strain on our infrastructure, internal systems and managerial resources. For example, our annual revenues increased from $52 million in 1997 to $383 million in 2001, and during the last eighteen months, we acquired Accord, Circa, PictureTel, ASPI and MeetU. Further, our headcount increased from 175 employees at December 31, 1997 to 526 employees at December 31, 1999 and to 1,232 employees at June 30, 2002. To manage our growth effectively, we must continue to improve and expand our infrastructure, including operating and administrative systems and controls, and continue managing headcount, capital and processes in an efficient manner. Our productivity and the quality of our products may be adversely affected if we do not integrate and train our new employees quickly and effectively and coordinate among our executive, engineering, finance, marketing, sales, operations and customer support organizations, all of which add to the complexity of our organization and increase our operating expenses. In addition, our revenues may not grow at a sufficient rate to absorb the costs associated with a larger overall headcount. Integrating PictureTel has complicated these tasks and will continue to be a time-consuming process. In addition, because of our acquisition of PictureTel, our video communications product development group is now located in multiple locations, and we have limited experience coordinating a large, geographically separated product development group.

        In addition, our future growth may require significant additional resources. We cannot assure you that resources will be available when we need them or that we will have sufficient capital to fund these resource needs. Also, as we assess our resources following our acquisitions, we will likely determine that redundancy in certain areas will require consolidation of these resources. Any organizational disruptions associated with the consolidation process could require further management attention and financial expenditures. If we are unable to manage our growth effectively, if we experience a shortfall in resources or if we must take additional restructuring charges, our results of operations will be harmed.

  Some of our officers and key personnel have worked together for only a short period of time or have only recently joined us.

        Some of our officers and key personnel have worked together for only a short period of time. For example, three of our executive officers joined us within the past eighteen months. In addition, some of our executive officers have recently assumed significant new responsibilities, and they may require some time to transition into these new roles.

  If we fail to successfully attract and retain qualified personnel, our business will be harmed.

        Our future success will depend in part on our continued ability to hire, assimilate and retain qualified personnel. Competition for such personnel is intense, and we may not be successful in attracting or retaining such personnel. The loss of any key employee, the failure of any key employee to perform in his or her current position or our inability to attract and retain skilled employees, particularly technical and management, as needed, could harm our business. In addition, many of our key employees in Israel, who are responsible for development of our network systems products, are obligated to perform annual military reserve duty and may be called to active duty at any time under emergency conditions. The loss of the services of any executive officer or other key technical or management personnel could harm our business.

If we fail to compete successfully, our business and results of operations would be significantly harmed.

        We face significant competition in the communications industry which is subject to rapid technological change. In video communications, our major competitors include Aethra, ClearOne Communications, formerly Gentner, Panasonic, Sony, Tandberg, VCON and VTEL, as well as various smaller or new industry entrants such as Avistar, Broadband Networks, Imagecom, Motion Media Technology, RoseTel System, Sorenson Vision, Videra and Zydacron. Many of these companies have substantial financial resources and production, marketing, engineering and other capabilities with which to develop, manufacture, market and sell their products. In addition, with advances in telecommunications standards, connectivity and video processing technology and the increasing market acceptance of video communications, other established or new companies may develop or market products competitive with our video communications products. We believe we will face increasing competition from alternative video communications solutions that employ new technologies or new combinations of technologies from companies such as 3Com, Cisco Systems, Compaq, Dell, MeetingOne, Microsoft, Nortel Networks, PlaceWare, RealNetworks and WebEx, that enable web-based or network-based video communications with low-cost digital camera systems. The market for voice communications equipment, particularly voice conferencing products, is highly competitive and also subject to rapid technological change, regulatory developments and emerging industry standards. We expect competition to persist and increase in the future in this area. In voice communications, our major competitors include ClearOne Communications, Mitel, Nortel Networks, SoundGear and other companies that have in the past offered lower cost, full-duplex speakerphones such as Avaya. Most of these companies have substantial financial resources and production, marketing, engineering and other capabilities with which to develop, manufacture, market and sell their products. In addition, all major telephony manufacturers produce hands-free speakerphone units that are lower cost than our voice communications products. Our network access products face significant competition from 3Com, ADTRAN, Netopia and Siemens, and our network systems business has significant competition from Avaya, Cisco Systems, Ezenia!, RADVISION, First Virtual Communications, Latitude, Spectel, Voyant, Octave and Compunetix. Our network systems revenue is heavily dependent on purchases by our video product competitors. If these network systems' customers decide to reduce their purchases due to this or other potential competition, it will harm our business.

        We cannot assure you that we will be able to compete successfully against our current or future competitors. We expect our competitors to continue to improve the performance of their current products and to introduce new products or new technologies that provide improved performance characteristics. New product introductions by our competitors could cause a significant decline in sales or loss of market acceptance of our existing products and future products. We believe that the possible effects from ongoing competition may be the reduction in the prices of our products and our competitors' products or the introduction of additional lower priced competitive products. We expect this increased competitive pressure may lead to intensified price-based competition, resulting in lower prices and gross margins which would significantly harm our results of operations.

We face risks related to our international operations and sales.

  Because of our significant operations in Israel, we are subject to risks associated with the military, political and regulatory environment in Israel.

        The principal research and development and manufacturing facilities of our network systems group and many of that group's suppliers are located in Israel. Additionally, our recent acquisition of MeetU further concentrates our research and development activities for our network systems product line in Israel. Political, economic and military conditions in Israel directly affect our network systems group's operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its geographic neighbors. Current and future-armed conflicts or political instability in the region may impair our ability to produce and sell our network systems products and could disrupt research or developmental activities. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. The future of peace efforts between Israel and its geographic neighbors remains uncertain, and in recent months there has been a marked increase in civil unrest and hostility and military action between Israelis and Palestinians. This hostility could have an adverse impact on our results of operations.

        The technology used to develop our current network systems products was developed in part with grants from the Israeli Office of the Chief Scientist. Under Israeli law, technology developed pursuant to grants from the Office of the Chief Scientist cannot be transferred to any person without the prior written consent of the Office of the Chief Scientist. The grants also contain restrictions on the ability to manufacture products developed with these grants outside of Israel. Approval to manufacture such products outside of Israel, if granted, is generally subject to an increase in the total amount to be repaid to the Office of the Chief Scientist of between 120% to 300% of the amount granted, depending on the extent of the manufacturing to be conducted outside of Israel. These restrictions on the ability to transfer certain of our technology to third parties or manufacture products outside Israel may adversely affect our operating results and the development of additional network systems products and significantly reduce the value of the technology.

  International sales represent an increasing portion of our net revenues and risks inherent in international sales could harm our business.

        International sales represent an increasing portion of our net revenues, and we anticipate that international sales will continue to account for a significant portion of our net revenues for the foreseeable future. International sales are subject to certain inherent risks, including the following:

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  adverse economic conditions in international markets;

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  unexpected changes in regulatory requirements and tariffs;

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  difficulties in staffing and managing foreign operations;

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  longer payment cycles;

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  problems in collecting accounts receivable;

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  potentially adverse tax consequences; and

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  potential foreign currency exchange rate fluctuations.

        International net revenues may fluctuate as a percentage of total net revenues in the future as we introduce new products. These fluctuations are primarily the result of our practice of introducing new products in North America first and the additional time required for product homologation and regulatory approvals of new products in international markets. To the extent we are unable to expand international sales in a timely and cost-effective manner, our business could be harmed. We cannot assure you that we will be able to maintain or increase international market demand for our products.

        Although, to date, a substantial majority of our international sales has been denominated in U.S. currency, we expect that a growing number of sales will be denominated in non-U.S. currencies because PictureTel has traditionally accepted a wide variety of currencies in its international sales. As a result, we expect our business will be significantly more vulnerable to currency fluctuations which could adversely impact our results of operations. While we do not hedge for speculative purposes, as a result of our increased exposure to currency fluctuations, we from time to time engage in currency hedging activities solely to hedge temporary currency fluctuation exposure. However, we have limited experience with these hedging activities, and they may not be successful which could harm our operating results and financial condition.

We have limited supply sources for some key components of our products, and our operations could be harmed by supply interruptions, component defects or unavailability of these components.

        Some key components used in our products are currently available from only one source and others are available from only a limited number of sources, including some key integrated circuits and optical elements. We also obtain certain plastic housings, metal castings and other components from suppliers located in China and other Southeast Asia countries, and any political or economic instability in that region in the future, or future import restrictions, may cause delays or an inability to obtain these supplies. We have no raw material supply commitments from our suppliers and generally purchase components on a purchase order basis either directly or through our contract manufacturers. We and our contract manufacturers have had limited experience purchasing volume supplies of various components for our products, and some of the components included in our products, such as microprocessors and other integrated circuits, have from time to time been subject to limited allocations by suppliers. In the event that we, or our contract manufacturers, are unable to obtain sufficient supplies of components or develop alternative sources as needed, our operating results could be seriously harmed. Moreover, our operating results would be seriously harmed by receipt of a significant number of defective components, an increase in component prices or our inability to obtain lower component prices in response to competitive price reductions. Additionally, our video communications products are designed based on integrated circuits produced by Philips Semiconductor, or Philips, and cameras produced by Sony. If we could no longer obtain integrated circuits or cameras from these suppliers, we would incur substantial expense and take substantial time in redesigning our products to be compatible with components from other manufacturers, and we cannot assure you that we would be successful in obtaining these components from alternative sources in a timely or cost-effective manner. Additionally, both Sony and Philips compete with us in the video communications industry which may adversely affect our ability to obtain necessary components. The failure to obtain adequate supplies of vital components could prevent or delay product shipments which could harm our business. We also rely on the introduction schedules of some key components in the development or launch of new products. Any delays in the availability of these key components could harm our business.

Manufacturing disruption or capacity constraints would harm our business.

        We subcontract the manufacture of our SoundStation, SoundStation Premier, SoundPoint Pro, VoIP, ViewStation, ViaVideo, Vortex, iPower 900 series and our NetEngine access products to Celestica, a third-party contract manufacturer. We use Celestica's Thailand facilities, and should there be any disruption in services due to natural disaster or economic or political difficulties in Thailand or Asia or any other reason, such disruption would harm our business and results of operations. Also, Celestica's Thailand facility is currently the sole source manufacturer of these products, and if Celestica experiences an interruption in operations or otherwise suffers from capacity constraints, we would experience a delay in shipping these products. Further, we subcontract the manufacture of our iPower 600 series product to Sharp Electronics Corporation, or Sharp, at their Japan facilities. If Sharp experiences an interruption in operations or otherwise suffers from capacity constraints, we would also experience a delay in shipping this product. As a result, we may not be able to meet any demand for our products which could negatively affect revenues in the quarter of the disruption and harm our reputation. In addition, operating in the international environment exposes us to certain inherent risks, including unexpected changes in regulatory requirements and tariffs, difficulties in staffing and managing foreign operations and potentially adverse tax consequences, all of which could harm our business and results of operations.

        Further, the iPower 600 Series product also contains Sharp technology, and if we subsequently decide to transfer the manufacturing of this product from Sharp to another manufacturer, we would have to reach an alternate design solution that does not include the Sharp technology. Any such alternate design could be time-consuming and expensive to develop, and could result in manufacturing and shipment delays, increased manufacturing costs and channel partner and end-user customer dissatisfaction. In addition, we recently completed the transfer of the manufacturing of the iPower 900 Series product and various ASPI products to Celestica. This further concentrates our product manufacturing in Celestica's Thailand facility and increases our exposure to adverse financial consequences in the event of a disruption in Celestica's manufacturing capabilities for any reason.

        Further, our network systems products are manufactured in Israel which is currently experiencing internal and external conflicts that include terrorist acts and military action. We could experience a manufacturing disruption due to acts associated with this conflict which could harm our business. In addition, certain technology used in our network systems products was developed through grants from the Office of the Chief Scientist in Israel. Under Israeli law, it is prohibited to transfer technology developed pursuant to these grants to any person without the prior written consent of the Office of the Chief Scientist. The grants also contain restrictions on the ability to manufacture products developed with these grants outside of Israel. Approval to manufacture such products outside of Israel, if granted, is generally subject to an increase in the total amount to be repaid to the Office of the Chief Scientist of between 120% to 300% of the amount granted, depending on the extent of the manufacturing to be conducted outside of Israel. These restrictions on the ability to transfer technology to third parties or manufacture products outside Israel may adversely affect our operating results and significantly reduce the value of the technology developed under these grants.

We face risks associated with our products and product development.

  We may experience delays in product introductions and our products may contain defects which could adversely affect market acceptance for these products and our reputation and seriously harm our results of operations.

        From 1998 through 2001, and in the first six months of 2002, our revenue growth was due in large part to sales of new video communications products. Although we intend to continue to introduce new video and voice products, such as our Visual Concert products, SoundStation IP 3000, VoiceStation 100, SoundPoint IP 500, PathNavigator and WebOffice products, we cannot assure you that new product releases will be timely or that they will be made at all. For example, the ViewStation FX and ViaVideo were delayed from their original release dates which we believe negatively affected our net revenues in 2000. Additionally, any new or existing product introductions may contain defects and may not produce the revenue growth we experienced from 1998 through 2001, and in the first six months of 2002.

        With our acquisition of PictureTel, our video communications product development group is now located in Massachusetts and Texas. Since we do not have significant experience coordinating a large geographically separated product development group, we may experience product delays in the future, due to communications, logistics or other issues. Similarly, our acquisition of ASPI may contribute to voice communications product delays, as our voice communications product development group is now dispersed among California, Georgia and Canada.

        In the past, we have experienced other delays in the introduction of certain new products and enhancements, and we believe that such delays may occur in the future. For instance, we experienced delays in introducing the ViewStation MP and WebStation in 1998 from their original expected release dates due to unforeseen technology and manufacturing ramping issues. Similar delays occurred during the introduction of the ShowStation IP, SoundStation Premier, and ShowStation which affected the first customer ship dates of these products. We also had delays in introducing our SoundStation IP product which we believe negatively impacted our sales revenue in the first quarter of 2001. Further, our SoundPoint IP product introduction was delayed which we believe negatively impacted our sales in the third and fourth quarters of 2001. Any similar delays in the future for other new product offerings could adversely affect market acceptance for these products and our reputation, and seriously harm our results of operations.

  We face risks related to the deployment of broadband communications services and the adoption rate of new technologies.

        The success of our network access product line is dependent on the continued deployment of broadband services such as digital subscriber line, or DSL, by service providers. Beginning in the second half of 2000, the market for broadband services experienced a severe downturn, characterized by financial troubles for many telecommunications service providers and delays in delivering broadband services. This downturn has negatively impacted sales of our network access products. For example, during the first six months of 2002, we generated $5.0 million in network access product revenues compared to $13.3 million in the comparable period in 2001. Moreover, given the lack of demand for our network access products, this product line is currently unprofitable and generating negative gross margins. If the market for broadband services does not improve, our network access product line will continue to underperform, and we may restructure or dispose of this product line which could result in material financial charges and disruption to our business.

        We have invested significant resources developing products that are dependent on the adoption rate of new technologies. For example, our SoundStation IP and SoundPoint IP products are dependent on the roll out of voice-over-IP, or VoIP, technologies. The success of our ViaVideo product depends on the increased use of desktop video collaboration technologies. If the use of new technologies that our current and future products are based on does not occur, or occurs more slowly than expected, we may not be able to sell certain of our products in significant volumes and our business may be harmed.

  Lower than expected market acceptance of our products, price competition and other price decreases would negatively impact our business.

        If the market does not accept our products, our profitability could be harmed. For example, we lowered the price of the ShowStation IP by 23% in March 1999 because of market acceptance issues for this product. Similar price reductions and demand issues could occur for any of our products which could negatively impact our net revenues and profitability.

        Our profitability could also be negatively affected in the future as a result of continuing competitive price pressures in the sale of video and voice conferencing equipment, network systems and network access products which could cause us to reduce the prices for any of these products. Further, we have reduced prices in the past in order to expand the market for our products, and in the future, we may further reduce prices or introduce new products that carry lower margins in order to expand the market or stimulate demand for our products. While we cannot assure you that these actions would have the desired result, any of these actions could have an adverse impact on our product margins and profitability.

  Our success depends on our ability to assimilate new technologies in our products and to properly train our channel partners in the use of those products.

        The markets for video and voice communications products, network systems products and network access products are characterized by rapidly changing technology, evolving industry standards and frequent new product introductions. The success of our new products depends on several factors, including proper new product definition, product cost, timely completion and introduction of new products, differentiation of new products from those of our competitors and market acceptance of these products. Additionally, properly addressing the complexities associated with compatibility issues, channel partner training, technical and sales support as well as field support are also factors that may affect our success in this market. Further, the shift in communications from circuit-switched to IP-based technologies over time may require us to add new channel partners and gain new core technological competencies. We are attempting to address these needs and the need to develop new products through our internal development efforts, joint developments with other companies and through acquisitions. We may not identify successful new product opportunities and develop and bring products to market in a timely manner. Additionally, we cannot assure you that competing technologies developed by others will not render our products or technologies obsolete or noncompetitive. The failure of our new product development efforts and any inability to service or maintain the necessary third-party interoperability licenses would harm our business and results of operations.

  Product obsolescence, excess inventory and other asset impairment can negatively affect our results of operations.

        We operate in a high technology industry which is subject to rapid and frequent technology and market demand changes. These changes can often render existing technologies obsolete. These obsolescence issues can require write-downs in inventory value when it is determined that the recorded value of existing inventory is greater than its fair market value. For example, this situation occurred in 2001, and again in the first six months of 2002, when we recorded material excess and obsolescence charges associated with our inventory of network access products. This situation also occurred during the first quarter of 2000 for the ShowStation IP. If the deployment of DSL is further delayed or never materializes, our current level of network access product inventory may be deemed excessive, and we may have to write down much or all of this inventory which could adversely affect our profitability. Also, our ViewStation product and iPower products offer certain comparable functionality and may compete with each other for customers. If sales of one of these products has a negative effect on sales of the other product, it could significantly increase the inventory levels of the negatively impacted product. The potential for new products to render existing products obsolete, cause inventories of existing products to increase or reduce the demand for existing products exists for every one of our products.

        We purchased several businesses in 2001 and 2002 which included goodwill valued at approximately $297 million and other purchased intangible assets valued at approximately $42 million as of June 30, 2002. This represents a significant portion of our recorded assets. Generally accepted accounting principles related to goodwill and other intangibles changed with the issuance of Statement of Financial Accounting Standards No. 142, or SFAS 142, "Goodwill and Other Intangible Assets" which we adopted effective January 1, 2002. Under SFAS 142, goodwill and indefinite lived intangible assets are no longer amortized, but must be reviewed for impairment at least annually or sooner under certain circumstances. Other intangible assets that are deemed to have finite useful lives will continue to be amortized over their useful lives, but must be reviewed for impairment when events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. Screening for and assessing whether impairment indicators exist, or if events or changes in circumstances have occurred, including market conditions, operating fundamentals, competition and general economic conditions, requires significant judgment, and, in addition, changes in the high-technology industry occur frequently and quickly. Therefore, we cannot assure you that a charge to operations will not occur as a result of future goodwill impairment tests. If impairment is deemed to exist, we would write down the recorded value of these intangible assets to their fair values which could result in a full write-off of their book value. If these write-downs do occur, they could harm our business and results of operations.

        In addition, we have made investments in private companies which we classify as "Other assets" in our balance sheet. The value of these investments is influenced by many factors, including the operating effectiveness of these companies, the overall health of these companies' industries, the strength of the private equity markets and general market conditions. In the past, we have recorded charges against earnings associated with the impairment of some of these investments. For example, we recorded charges totaling $11.1 million from fiscal 2000 through the second quarter of 2002 associated with the impairment of these investments, which has been reflected in "Loss on strategic investments" in the statement of operations. Due to these and other factors, we have previously determined, and may in the future determine, that the value of these investments is impaired which has caused and would cause us to write down the recorded value of these investments. Further, we cannot assure you that future inventory, investment, license, fixed asset or other asset write-downs will not happen. If future write-downs do occur, they could harm our business and results of operations.

  Failure to adequately service and support our products could harm our results of operations.

        Our recent growth has been due in large part to an expansion into products with more complex technologies, including our network access products, our network systems products and our iPower products. This has increased the need for product warranty and service capabilities. If we cannot develop and train our internal support organization or maintain our relationship with our outside technical support, it could harm our business.

If we have insufficient proprietary rights or if we fail to protect those rights we have, our business would be materially impaired.

  We rely on third party license agreements and termination or impairment of these agreements may cause delays or reductions in product introductions or shipments which would harm our business.

        We have licensing agreements with various suppliers for software incorporated into our products. For example, we license video communications source code from ADTRAN, EBSNet, Mitsubishi, Omnitel, RADVISION and Telesoft, video algorithm protocols from Ezenia! and Real Networks, development source code from Cisco Systems and Philips Semiconductor, audio algorithms from Lucent Technologies, Nortel Networks and Texas Instruments, communication software from DataBeam and Windows software from Microsoft. In addition, we have interoperability agreements with various companies for our network access products, and we depend significantly on these agreements and our ability to secure similar licenses from other gateway providers. These third-party software licenses may not continue to be available to us on commercially reasonable terms, if at all. The termination or impairment of these licenses could result in delays or reductions in new product introductions or current product shipments until equivalent software could be developed, licensed and integrated, if at all possible which would harm our business and results of operations.

  We rely on patents, trademarks, copyrights and trade secrets to protect our proprietary rights which may not be sufficient to protect our intellectual property.

        We rely on a combination of patent, copyright, trademark and trade secret laws and confidentiality procedures to protect our proprietary rights. Others may independently develop similar proprietary information and techniques or gain access to our intellectual property rights or disclose such technology. In addition, we cannot assure you that any patent or registered trademark owned by us will not be invalidated, circumvented or challenged in the U.S. or foreign countries or that the rights granted thereunder will provide competitive advantages to us or that any of our pending or future patent applications will be issued with the scope of the claims sought by us, if at all. Furthermore, others may develop similar products, duplicate our products or design around our patents. In addition, foreign intellectual property laws may not protect our intellectual property rights. Litigation may be necessary to enforce our patents and other intellectual property rights, to protect our trade secrets, to determine the validity of and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Litigation could result in substantial costs and diversion of resources which could harm our business, and could ultimately be unsuccessful in protecting our intellectual property rights.

  We face and might in the future face intellectual property infringement claims that might be costly to resolve.

        We have from time to time received, and may in the future receive, communications from third parties asserting patent or other intellectual property rights covering our products. For example, we have been named in (along with approximately 90 manufacturers or channel partners of electronic or semiconductor products) and served with a complaint filed by the Lemelson Medical, Education and Research Foundation alleging patent infringement by us. This suit has been stayed pending the outcome of a different suit filed against the Lemelson Foundation.

        In addition, our industry is characterized by uncertain and conflicting intellectual property claims and vigorous protection and pursuit of intellectual property rights or positions which have on occasion resulted in significant and often protracted and expensive litigation. In the past, we have been involved in such litigation which adversely affected our operating results. For example, in November 1998, Videoserver, Inc., now known as Ezenia! Inc., filed a patent infringement claim against Accord's U.S. subsidiary, and Accord was subsequently added as a defendant. In September 2000, Accord and its U.S. subsidiary entered into a settlement agreement with Ezenia! under which the case was dismissed and Accord paid $6.5 million to Ezenia! We cannot assure you that we will prevail in any such litigation, that intellectual property claims will not be made against us in the future or that we will not be prohibited from using the technologies subject to any such claims or be required to obtain licenses and make corresponding royalty payments. In addition, the necessary management attention to, and legal costs associated with, litigation can have a significant adverse effect on operating results and financial condition.

Business interruptions could adversely affect our operations.

        Our operations are vulnerable to interruption by fire, earthquake, power loss, telecommunications failure, national catastrophe, such as the terrorist attacks which occurred on September 11, 2001, and other events beyond our control. We do not have a detailed disaster recovery plan. Our facilities located in California were subject to electrical blackouts in 2000 and 2001 as a consequence of a shortage of available electrical power. In the event these blackouts recur or increase in frequency and severity, they could disrupt the operations of our affected facilities. In addition, we do not carry sufficient business interruption insurance to compensate us for losses that may occur and any losses or damages incurred by us could have a material adverse effect on our business and results of operations.

Our cash flow could fluctuate due to the potential difficulty of collecting our receivables.

        Over the past several quarters, we initiated significant investments in Europe and Asia to expand our business in these regions. In Europe and Asia, as with other international regions, credit terms are typically longer than in the United States. Therefore, as Europe, Asia and other international regions grow as a percentage of our net revenues, as happened in 1999, 2000, 2001 and the first half of 2002, accounts receivable balances will likely increase as compared to previous years. Additionally, sales in the network access, network systems and video communications industries typically have longer payment periods as compared to the voice communications market. Therefore, if network access, network systems and video products constitute a greater percentage of net revenues, accounts receivable balances will likely increase. These increases would cause our days sales outstanding to increase as compared to prior years and will negatively affect future cash flows. Although we have been able to largely offset the effects of these influences through additional incentives offered to channel partners at the end of each quarter in the form of prepaid discounts, these additional incentives have lowered our profitability and, given the continued downturn in the United States economy and uncertainty in technology spending, many companies are opting to not take advantage of our incentives and instead preserve their liquidity. In addition, the continued economic downturn in the United States may restrict the availability of capital which may delay our collections from our channel partners beyond our historical experience which would further harm our cash flow and days sales outstanding performance. Also, as we transition PictureTel's channel partners from PictureTel's credit policies to our credit policies, these channel partners may find our policies to be more stringent. As a result, there may be some delay or confusion in the implementation of our credit policies with such channel partners which could result in delayed collection of receivables. Further, our more stringent credit policies could limit the ability of these channel partners to pay for our products which could result in reduced sales of our products to these channel partners. Finally, some of these channel partners may be unwilling or unable to meet our credit terms, and they may decide to terminate their relationship with us.

Our stock price fluctuates as a result of the conduct of our business and stock market fluctuations.

        The market price of our common stock has experienced significant fluctuations and may continue to fluctuate significantly. The market price of our common stock may be significantly affected by a variety of factors, including:

  •
  statements or changes in opinions, ratings or earnings estimates made by brokerage firms or industry analysts relating to the market in which we do business or relating to us specifically, as has occurred recently;

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  the announcement of new products or product enhancements by us or our competitors;

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  technological innovations by us or our competitors;

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  quarterly variations in our results of operations;

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  general market conditions or market conditions specific to technology industries; and

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  domestic and international macroeconomic factors.

        In addition, the stock market has recently experienced extreme price and volume fluctuations. These fluctuations have had a substantial effect on the market prices for many high technology companies like us. These fluctuations are often unrelated to the operating performance of the specific companies.

USE OF PROCEEDS

        We will not receive any proceeds from the sale of the common stock by the selling stockholders. All net proceeds from the sale of our common stock covered by this prospectus will go to the selling stockholders who offer and sell their shares.

SELLING STOCKHOLDERS

        The following table sets forth, as of August 16, 2002, the number of shares of our common stock owned by each of the selling stockholders assuming each selling stockholder who owns exchangeable shares of our wholly-owned subsidiary, Polycom Nova Scotia Limited, exchanges these shares for shares of our common stock. None of the selling stockholders has had a material relationship with us within the past three years other than as described below or as a result of the ownership of the shares or other securities of Polycom. No estimate can be given as to the amount of shares that will be held by the selling stockholders after completion of this offering because the selling stockholders may offer all or some of the shares and because there currently are no agreements, understandings or arrangements with respect to the sale of any of the shares. The shares offered by this prospectus may be offered from time to time by the selling stockholders named below.

Shares Beneficially Owned

Name of selling stockholder	Number	Percentage	Number of Shares Which May Be Sold Pursuant to This Prospectus (1) (2)
Phil Holland (3)	2	*	1
Holland Family Trust (4)	421,553	*	210,777
James A. Burton	401,555	*	190,778
Dialogic Corporation	210,777	*	210,777
Greg Aasen	19,672	*	19,672
Glenn Bindley	8,255	*	8,255
Kevin Huscroft	5,620	*	5,620

Total	1,067,434	*	645,880

*
Less than 1% of our outstanding common stock.

(1)
This registration statement also shall cover any additional shares of common stock that become issuable in connection with the shares registered for sale hereby by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration that results in an increase in the number of our outstanding shares of common stock.

(2)
An aggregate of 421,554 of the shares offered by this prospectus are subject to escrow pending the fulfillment of certain conditions. These shares may be released to certain of the selling stockholders only upon the fulfillment of these conditions, which may or may not occur. These shares may not be sold unless and until they are no longer subject to escrow. We will amend or supplement this prospectus as required to reflect the ability of the selling stockholders to sell additional shares released from escrow.

(3)
Mr. Holland was an employee of Polycom for approximately three months in 2001.

(4)
Phil Holland is a trustee of the Holland Family Trust.

PLAN OF DISTRIBUTION

        We are registering 1,067,434 shares of common stock on behalf of the selling stockholders. Our wholly-owned subsidiary, Polycom Nova Scotia Limited, originally issued exchangeable shares to the selling stockholders in connection with our acquisition of Circa Communications Ltd., a company organized under the laws of the province of Nova Scotia. The selling stockholders have exchanged or may in the future exchange exchangeable shares for shares of our common stock. We have issued or will issue these shares pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended, provided by Regulation D of that Act. We are registering the shares of common stock for resale in accordance with the terms of a Registration Rights Agreement entered into by us and the selling stockholders in connection with the above transaction. We will not receive any proceeds from this offering.

        The selling stockholders or any pledgees, donees, transferees or other successors-in-interest selling shares received from the selling stockholders after the date of this prospectus may sell the shares from time to time. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. The selling stockholders may effect such transactions by selling the shares to or through broker-dealers. The shares may be sold by one or more of, or a combination of, the following:

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  a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

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  purchases by a broker-dealer as principal and resale by such broker-dealer for its account pursuant to this prospectus;

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  an exchange distribution in accordance with the rules of such exchange;

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  ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

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  in privately negotiated transactions.

        To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In effecting sales, broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in the resales.

        The selling stockholders may enter into hedging transactions with broker-dealers in connection with distributions of shares or otherwise. In such transactions, broker-dealers may engage in short sales of shares in the course of hedging the positions they assume with selling stockholders. The selling stockholders also may sell shares short and redeliver shares to close out such short positions. The selling stockholders may enter into option or other transactions with broker-dealers which require the delivery of shares to the broker-dealer. The broker-dealer may then resell or otherwise transfer such shares pursuant to this prospectus. The selling stockholders also may loan or pledge shares to a broker-dealer. The broker-dealer may sell the shares so loaned, or upon a default the broker-dealer may sell the shares so pledged, pursuant to this prospectus.

        Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from the selling stockholders. Broker-dealers or agents may also receive compensation from the purchasers of the shares for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with the sale. Broker-dealers or agents and any other participating broker-dealers or the selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act in connection with sales of the shares. Accordingly, any such commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act. Because the selling stockholders may be deemed to be an "underwriter" within the meaning of Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act. However, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 promulgated under the Securities Act may be sold under Rule 144 rather than in connection with this prospectus. The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities. There is no underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholders.

        The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is obtained.

        Under applicable rules and regulations under the Exchange Act of 1934, any person engaged in the distribution of shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of such distribution. In addition, each selling stockholder will be subject to applicable provisions of the Exchange Act of 1934 and the associated rules and regulations under the Exchange Act of 1934, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling stockholders. We will make copies of this prospectus available to the selling stockholders and have informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares.

        We will make copies of this prospectus available to the selling stockholders and we have informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares.

        To the extent required, we will file a supplement to this prospectus pursuant to Rule 424(b) promulgated under the Securities Act upon being notified by any of the selling stockholders that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer. The supplement will disclose:

  •
  the name of the applicable selling stockholder and of the participating broker-dealer(s);

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  the number of shares involved;

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  the price at which the shares were sold;

  •
  the commissions paid or discounts or concessions allowed to the broker-dealer(s), where applicable;

  •
  that the broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

  •
  other facts material to the transaction.

        We will bear all costs, expenses and fees in connection with the registration of the shares. The selling stockholders will bear all commissions and discounts, if any, attributable to the sales of the shares. The selling stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

        We cannot assure you that the selling stockholders will sell all or any of the shares of common stock offered pursuant to this prospectus.

LEGAL MATTERS

        The validity of the issuance of the common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California, counsel to Polycom.

EXPERTS

        The consolidated financial statements incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2001 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

        We file reports, proxy statements and other information with the Commission, in accordance with the Securities Exchange Act of 1934. You may read and copy our reports, proxy statements and other information filed by us at the public reference facilities of the Commission in Washington, D.C., New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information about the public reference rooms. Our reports, proxy statements and other information filed with the Commission are available to the public over the Internet at the Commission's World Wide Web site at http://www.sec.gov.

INCORPORATION BY REFERENCE

        The Commission allows us to "incorporate by reference" the information we filed with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until our offering is complete.

  •
  The description of the common stock in our Registration Statement on Form 8-A filed on March 12, 1996, under Section 12(g) of the Exchange Act, as amended on April 26, 1996;

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  The description of our Series A Preferred Shares Purchase Rights Agreement in our Registration Statement on Form 8-A filed on July 22, 1998, as amended, under Section 12(g) of the Exchange Act as amended on March 2, 2001 and January 29, 2002;

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  Our Annual Report on Form 10-K filed on March 1, 2002 for the fiscal year ended December 31, 2001;

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  Our Quarterly Report on Form 10-Q filed on May 10, 2002 for the quarter ended March 31, 2002, as amended by the Form 10-Q/A filed on June 7, 2002;

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  Our Quarterly Report on Form 10-Q filed on August 8, 2002 for the quarter ended June 30, 2002; and

  •
  Our Current Reports on Form 8-K filed on January 7, 2002 (as amended by the Form 8-K/A filed January 24, 2002) and January 23, 2002.

        Any statement contained in a document that is incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus (or in any other document that is subsequently filed with the Commission and incorporated by reference) modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superseded.

        You may request a copy of these filings, at no cost, by writing or telephoning us at the following address: Investor Relations, Polycom, Inc., 4750 Willow Road, Pleasanton, California 94588, (925) 924-6000.

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